UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 333-147988
NOTIFICATION OF LATE FILING	CUSIP NUMBER 39303T 108

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

GREEN DRAGON WOOD PRODUCTS, INC.

Full Name of Registrant

n/a

Former Name if Applicable

Unit 1914, 19th Floor, Miramar Tower 132 Nathan Road

Address of Principal Executive Office (Street and Number)

Tsimshatsui Hong Kong

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Dragon Wood Products, Inc.’s (“Company’s”) Form S-1/A registration statement became effective on May 14, 2008, in the middle of the Company’s first quarter which ended June 30, 2008.  Accordingly, the Company is not required to report on Form 10-Q until September 2008.  However, because the Company decided to apply for listing with the Financial Industry Regulatory Authority (“FINRA”), the Company believes it appropriate to begin reporting with the June 30, 2008 Form 10-Q.  Unfortunately, due to the short notice of this decision and the difficulty translating information from Chinese to English, the accountants are still collecting the information necessary for preparation of financial statements for the PCAOB Auditor’s review and the quarterly report on Form 10-Q.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harrison Law, P.A.	941	723-7564
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Dragon Wood Products, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2008	By	/s/ Kwok Leung Lee
Kwok Leung Lee, Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Chairman of the Board of Directors